Exhibit 99.1
CNH INDUSTRIAL N.V.
QUARTERLY REPORT FOR THE THREE AND SIX MONTHS
ENDED June 30, 2019

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION
CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2019 and December 31, 2018
(Unaudited)

	June 30, 2019	December 31, 2018
	(in millions)
ASSETS
Cash and cash equivalents	$3,659	$5,031
Restricted cash	687	772
Trade receivables, net	477	399
Financing receivables, net	19,734	19,167
Inventories, net	8,192	6,726
Property, plant and equipment, net	5,554	5,901
Investments in unconsolidated subsidiaries and affiliates	523	526
Equipment under operating leases	1,788	1,774
Goodwill	2,459	2,453
Other intangible assets, net	770	788
Deferred tax assets	580	591
Derivative assets	107	98
Other assets	2,395	1,874
Total Assets	$46,925	$46,100
LIABILITIES AND EQUITY
Debt	24,369	24,445
Trade payables	6,130	5,889
Deferred tax liabilities	133	114
Pension, postretirement and other postemployment benefits	1,445	1,488
Derivative liabilities	122	108
Other liabilities	9,204	8,958
Total Liabilities	$41,403	$41,002
Redeemable noncontrolling interest	33	30
Common shares, €0.01, par value; outstanding 1,350,834,202 common shares and 388,051,532 special voting shares at 6/30/2019; and outstanding 1,353,831,958 common shares and 388,725,624 special voting shares at 12/31/2018	25	25
Treasury stock, at cost; 13,565,994 common shares at 6/30/2019 and 10,568,238 common shares at 12/31/2018	(148)	(128)
Additional paid in capital	4,397	4,409
Retained earnings	3,057	2,596
Accumulated other comprehensive loss	(1,880)	(1,859)
Noncontrolling interests	38	25
Total Equity	$5,489	$5,068
Total Liabilities and Equity	$46,925	$46,100

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2019 and 2018
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Revenues
Net sales	$7,068	$7,579	$13,074	$13,879
Finance, interest and other income	499	466	950	939
Total Revenues	$7,567	$8,045	$14,024	$14,818
Costs and Expenses
Cost of goods sold	5,751	6,188	10,717	11,444
Selling, general and administrative expenses	555	593	1,094	1,183
Research and development expenses	273	262	517	489
Restructuring expenses	28	5	36	8
Interest expense	195	192	378	392
Other, net	211	302	379	553
Total Costs and Expenses	$7,013	$7,542	$13,121	$14,069
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	554	503	903	749
Income tax (expense)	(135)	(118)	(225)	(181)
Equity in income of unconsolidated subsidiaries and affiliates	8	23	13	42
Net income	$427	$408	$691	$610
Net income attributable to noncontrolling interests	13	12	20	18
Net income attributable to CNH Industrial N.V.	$414	$396	$671	$592
Earnings per share attributable to common shareholders
Basic	$0.31	$0.29	$0.50	$0.43
Diluted	$0.31	$0.29	$0.50	$0.43
Cash dividends declared per common share	$0.203	$0.173	$0.203	$0.173

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
For the Three and Six Months Ended June 30, 2019 and 2018
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Net income	$427	$408	$691	$610
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	10	(16)	(17)	(5)
Changes in retirement plans’ funded status	(8)	446	(14)	456
Foreign currency translation	(8)	(46)	77	(335)
Share of other comprehensive income (loss) of entities using the equity method	1	(33)	(2)	(18)
Other comprehensive income (loss), net of tax	(5)	351	44	98
Comprehensive income	422	759	735	708
Less: Comprehensive income attributable to noncontrolling interests	11	11	19	18
Comprehensive income (loss) attributable to CNH Industrial N.V.	$411	$748	$716	$690

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2019 and 2018
(Unaudited)

	Six Months Ended June 30,
	2019	2018
	(in millions)
Operating activities:
Net income	$691	$610
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	332	364
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	282	323
Loss on disposal of assets	1	—
Undistributed income of unconsolidated subsidiaries	—	4
Other non-cash items	74	110
Changes in operating assets and liabilities:
Provisions	(66)	(56)
Deferred income taxes	42	(78)
Trade and financing receivables related to sales, net	(902)	(229)
Inventories, net	(1,032)	(765)
Trade payables	253	586
Other assets and liabilities	(178)	(142)
Net cash provided by (used in) operating activities	$(503)	$727
Investing activities:
Additions to retail receivables	(1,987)	(1,999)
Collections of retail receivables	2,314	2,151
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	1
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(182)	(161)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(625)	(591)
Other	8	209
Net cash used in investing activities	$(470)	$(390)
Financing activities:
Proceeds from long-term debt	7,376	7,258
Payments of long-term debt	(7,413)	(8,847)
Net increase (decrease) in other financial liabilities	(105)	865
Dividends paid	(278)	(238)
Other	(45)	(134)
Net cash used in financing activities	$(465)	$(1,096)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(19)	(224)
Decrease in cash and cash equivalents and restricted cash	(1,457)	(983)
Cash and cash equivalents and restricted cash, beginning of year	5,803	6,200
Cash and cash equivalents and restricted cash, end of period	$4,346	$5,217

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Six Months Ended June 30, 2019
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2019	$25	$(128)	$4,409	$2,596	$(1,859)	$25	$5,068	$30
Net income	—	—	—	257	—	6	263	1
Other Comprehensive income (loss), net of tax	—	—	—	—	47	2	49	—
Reclassification of certain tax effects	—	—	—	65	(65)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(1)
Acquisition of treasury stock	—	—	—	—	—	—	—	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	6	(6)	—	—	—	—	—
Share-based compensation expense	—	—	9	—	—	—	9	—
Other changes	—	—	3	—	—	(1)	2	—
Balance, March 31, 2019	$25	$(122)	$4,415	$2,918	$(1,877)	$32	$5,391	$30
Net income	—	—	—	414	—	8	422	5
Other comprehensive income (loss), net of tax	—	—	—	—	(3)	(2)	(5)	—
Dividends paid	—	—	—	(275)	—	—	(275)	(2)
Acquisition of treasury stock	—	(45)	—	—	—	—	(45)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	19	(21)	—	—	—	(2)	—
Share-based compensation expense	—	—	12	—	—	—	12	—
Other changes	—	—	(9)	—	—	—	(9)	—
Balance, June 30, 2019	$25	$(148)	$4,397	$3,057	$(1,880)	$38	$5,489	$33
See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Six Months Ended June 30, 2018

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2018	$25	$(10)	$4,412	$1,763	$(1,966)	$8	$4,232	$25
Net income	—	—	—	196	—	4	200	2
Other comprehensive income (loss), net of tax	—	—	—	—	(254)	1	(253)	—
Dividends paid	—	—	—	—	—	—	—	(1)
Acquisition of treasury stock	—	(90)	—	—	—	—	(90)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	10	(8)	—	—	—	2	—
Share-based compensation expense	—	—	4	—	—	—	4	—
Other changes	—	—	(1)	—	—	—	(1)	—
Balance, March 31, 2018	$25	$(90)	$4,407	$1,959	$(2,220)	$13	$4,094	$26
Net income	—	—	—	396	—	9	405	3
Other comprehensive income (loss), net of tax	—	—	—	—	352	(1)	351	—
Dividends paid	—	—	—	(235)	—	—	(235)	(2)
Acquisition of treasury stock	—	(44)	—	—	—	—	(44)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	24	(25)	—	—	—	(1)	—
Share-based compensation expense	—	—	12	—	—	—	12	—
Other changes	—	—	(2)	—	—	(1)	(3)	—
Balance, June 30, 2018	$25	$(110)	$4,392	$2,120	$(1,868)	$20	$4,579	$27
See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting only of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2018. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.
Certain financial information in this report has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

•	North America (formerly NAFTA): United States, Canada and Mexico;

•	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

•	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

•
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

2. NEW ACCOUNTING PRONOUNCEMENTS
Adopted in 2019
Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”), which amends ASC 815, Derivatives and Hedging. The purpose of this ASU is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements and improve the disclosures of hedging arrangements. Among other provisions, the new standard (1) requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported, (2) eliminates the separate measurement and reporting of hedge ineffectiveness and (3) permits an entity to recognize in earnings the initial value of an excluded component under a systematic and rational method over the life of the derivative instrument. The Company adopted ASU 2017-12 on January 1, 2019. The adoption did not have a material impact on our results of operations, financial position and cash flows.
Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes ASC 840, Leases. Subsequently, the FASB has issued additional ASUs which further clarify this guidance. The ASU's most prominent change is the requirement for lessees to recognize leased assets and liabilities classified as operating leases under the previous standard. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases.

CNH Industrial has adopted the new standard effective January 1, 2019, using the modified retrospective approach, without recasting prior periods. CNH Industrial has applied certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases. In such case, the lease payments associated with leases are recognized as expense in the income statement. In addition, the Company has elected not to separate lease and non-lease components.

At January 1, 2019, the Company recognized approximately $480 million of right-of-use assets and lease liabilities without transition effect to equity.

The following paragraph presents the Company’s policy for leases for which it is a lessee after the adoption of the new accounting standard ASU 2016-02.

Lease policy
A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Company comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For lease agreements, we combine lease and non-lease components.
For leases with terms not exceeding twelve months (short-term leases), the Company recognizes the lease payments associated with those leases on a straight-line basis over the lease term as operating expense in the income statement.
For all other leases, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Correspondingly, the Company recognizes a lease liability, measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.
For finance leases, the right-of-use asset is classified within Property, plant and equipment, net and the lease liability, within Debt. Assets held under finance leases, which the Company assumes substantially all the risks and rewards of ownership, are recognized as assets of the Company at the lower of fair value or present value of the minimum lease payments.
In case of operating leases, the right-of-use asset is classified within Other assets and the lease liability, within Other liabilities. After the commencement date, the Company recognizes in profit or loss a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. In particular, after lease commencement, the lease liability is measured at the present value of any remaining lease payments, discounted by using the rate determined at lease commencement, consistently with the model used to calculate the liability related to the finance lease. Correspondingly, the right-of-use asset is measured as the lease liability adjusted by accrued or prepaid rents (i.e., the aggregate difference between the cash payment and straight-line lease cost), remaining unamortized initial direct costs and lease incentives, and any impairments of the right-of-use asset.
Comprehensive Income
In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which amends ASC 220, Income Statement - Reporting Comprehensive Income. In December 2017, the U.S. government enacted new tax legislation (“U.S. Tax Reform”). Included in the provisions of U.S. Tax Reform was a reduction of the corporate income tax rate from 35 percent to 21 percent. U.S. GAAP requires that the remeasurement of deferred taxes to the new corporate tax rate occur in the period in which the legislation is enacted with the deferred tax adjustment being recorded in the provision for income taxes, including items for which the tax effects were originally recorded in Other Comprehensive Income (“OCI”). This treatment results in the items in OCI reflecting a disproportionate tax rate, a result often referred to as stranded tax effects. This ASU allows a reclassification from accumulated OCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. ASU 2018-02 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years. The Company adopted this standard on January 1, 2019, and reclassified $65 million of tax effects from "Accumulated other comprehensive income (loss)" to "Retained earnings" within its Condensed Consolidated Balance Sheet.
Changes in Stockholders' Equity and Noncontrolling Interests
In August 2018, the SEC adopted a final rule that amends certain disclosure requirements that have become duplicative, overlapping, or outdated in light of other SEC disclosure requirements, U.S. GAAP, or changes in the information environment. However, the guidance also added requirements for registrants to include in their interim financial statements a reconciliation of changes in stockholders’ equity for each period for which an income statement is required (both year-to-date and quarterly periods). The Company adopted the new interim disclosure requirement in its U.S. GAAP quarterly report for the three months ended March 31, 2019, which had no material impact to the Statement of Changes in Equity.

Not Yet Adopted
Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. In November 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses (“ASU 2018-19”), which supersedes existing Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. ASU 2018-19 is effective for annual periods beginning after December 15, 2019. The Company has established a cross functional implementation team. The team is currently evaluating data requirements and methodologies to assess the effect of the new guidance on its consolidated financial statements.
Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The effective date is the first quarter of fiscal year 2021, with early adoption permitted for the removed disclosures and delayed adoption until fiscal year 2021 permitted for the new disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Intangibles - Cloud Computing Arrangements
In August 2018, the FASB issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement ("ASU 2018-15"), which expands upon the guidance set forth in ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalization of implementation costs in a cloud computing service contract with those requirements for capitalization of implementation costs incurred for an internal-use software license. ASU 2018-15 may be applied prospectively from the date the guidance is first applied or retrospectively.
ASU 2018-15 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The Company expects to adopt the ASU on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Related Party Guidance for Variable Interest Entities
In October 2018, the FASB issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities ("ASU 2018-17"), which expands the application of a specific private company alternative related to VIEs and changes the guidance for determining whether a decision-making fee is a variable interest. Under the new guidance, to determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety. ASU 2018-17 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted in any interim period. ASU 2018-17 is required to be applied retrospectively from the date the guidance is first applied. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.
Defined Benefit Plans Disclosure

In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General: Changes to the Disclosure Requirements for Defined Benefit Plans ("ASU 2018-14"), which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans by removing and adding certain disclosures for these plans. ASU 2018-14 is effective for annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its related disclosures.

3. REVENUE
The following table summarizes revenues for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,
	2019	2018
	(in millions)
Agriculture	$3,095	$3,312
Construction	757	799
Commercial and Specialty Vehicles	2,698	2,889
Powertrain	1,133	1,218
Eliminations and Other	(615)	(639)
Total Industrial Activities	$7,068	$7,579
Financial Services	519	498
Eliminations and Other	(20)	(32)
Total Revenues	$7,567	$8,045

	Six Months Ended June 30,
	2019	2018
	(in millions)
Agriculture	$5,585	$5,891
Construction	1,397	1,481
Commercial and Specialty Vehicles	5,112	5,384
Powertrain	2,169	2,404
Eliminations and Other	(1,189)	(1,281)
Total Industrial Activities	$13,074	$13,879
Financial Services	993	$1,000
Eliminations and Other	(43)	$(61)
Total Revenues	$14,024	$14,818

The following table disaggregates revenues by major source for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,
	2019	2018
	(in millions)
Revenues from:
Sales of goods	$6,808	$7,384
Rendering of services	159	76
Rents on assets sold with a buy-back commitment	101	119
Revenues from sales of goods and services	7,068	7,579
Finance and interest income	291	280
Rents and other income on operating lease	208	186
Finance, interest and other income	499	466
Total Revenues	$7,567	$8,045

	Six Months Ended June 30,
	2019	2018
	(in millions)
Revenues from:
Sales of goods	$12,565	$13,449
Rendering of services	304	185
Rents on assets sold with a buy-back commitment	205	245
Revenues from sales of goods and services	13,074	13,879
Finance and interest income	579	574
Rents and other income on operating lease	371	365
Finance, interest and other income	950	939
Total Revenues	$14,024	$14,818
Contract liabilities recorded in Other liabilities were $1,299 million and $1,368 million at June 30, 2019 and December 31, 2018, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts and transactions for the sale of vehicles with a buy-back commitment. During the three months ended June 30, 2019 and 2018, revenues included $134 million and $161 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the six months ended June 30, 2019 and 2018, revenues included $297 million and $315 million, respectively, relating to contract liabilities outstanding at the beginning of each period. As of June 30, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.9 billion. The Company expects to recognize revenue on approximately 40% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.
4. VARIABLE INTEREST ENTITIES
The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”
The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Company.

	June 30, 2019	December 31, 2018
	(in millions)
Restricted cash	$594	$732
Financing receivables	9,201	9,732
Total Assets	$9,795	$10,464
Debt	$9,033	$9,692
Total Liabilities	$9,033	$9,692

5. EARNINGS PER SHARE
The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units and performance stock units are considered dilutive securities.

A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Basic:
Net income attributable to CNH Industrial	$414	$396	$671	$592
Weighted average common shares outstanding—basic	1,353	1,357	1,354	1,360
Basic earnings per share	$0.31	$0.29	$0.50	$0.43
Diluted:
Net income attributable to CNH Industrial	$414	$396	$671	$592
Weighted average common shares outstanding—basic	1,353	1,357	1,354	1,360
Effect of dilutive securities (when dilutive):
Stock compensation plans (1)	3	4	2	4
Weighted average common shares outstanding—diluted	1,356	1,361	1,356	1,364
Diluted earnings per share	$0.31	$0.29	$0.50	$0.43

(1)	For the three and six months ended June 30, 2019 and 2018, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS
The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and six months ended June 30, 2019 and 2018:

	Pension		Healthcare		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2019	2018	2019	2018	2019	2018
	(in millions)
Service cost	$6	$7	$2	$1	$3	$4
Interest cost	19	18	4	5	1	—
Expected return on assets	(25)	(29)	(2)	(2)	—	—
Amortization of:
Prior service credit	—	(1)	(30)	(20)	1	—
Actuarial loss	17	19	—	1	—	1
Net periodic benefit cost	$17	$14	$(26)	$(15)	$5	$5

	Pension		Healthcare		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018	2019	2018
	(in millions)
Service cost	$12	$13	$3	$3	$6	$8
Interest cost	38	36	8	14	2	1
Expected return on assets	(50)	(57)	(4)	(4)	—	—
Amortization of:
Prior service credit	—	(1)	(60)	(21)	1	—
Actuarial loss	34	38	—	3	—	1
Net periodic benefit cost	$34	$29	$(53)	$(5)	$9	$10
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefit Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefit Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from other comprehensive income (loss) to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the three and six months ended June 30, 2019, $30 million and $60 million of amortization (“Benefit Modification Amortization”) was recorded as a pre-tax gain in Other, net, respectively. For the three and six months ended June 30, 2018, $20 million of Benefit Modification Amortization was recorded as a pre-tax gain in Other, net.
7. INCOME TAXES
The effective tax rates for the three months ended June 30, 2019 and 2018 were 24.4% and 23.5%, respectively. The effective tax rates for the six months ended June 30, 2019 and 2018 were 24.9% and 24.2%, respectively. The higher effective tax rates were primarily caused by the negative impact of changes to our geographic mix of pre-tax earnings, including certain pre-tax losses for which the Company could not currently recognize tax benefits, which were partly offset by net discrete tax benefits.
The Company continues to evaluate the realizability of its Italian deferred tax assets, which were $0.7 billion at December 31, 2018. In accordance with applicable guidance, we assessed and weighed all positive and negative evidence in concluding, for the three and six months ended June 30, 2019, it was appropriate to maintain the full valuation allowance currently placed against these assets. The Company will continue this assessment throughout 2019.
The Company is subject to income taxes and, therefore, routinely encounters income tax audits in many jurisdictions around the world. As a result of concluding various ongoing audits in multiple income tax jurisdictions, it is at least reasonably possible the Company’s amount of unrecognized tax benefits will change during the next twelve months. We do not, however, anticipate those changes having a material impact on the Company’s results of operations, balance sheet or cash flows.
8. SEGMENT INFORMATION
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.
CNH Industrial has the following five operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde, Överum, and JF brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
The following tables summarize selected financial information by segment as well as the reconciliation from consolidated net income (loss) under U.S. GAAP to Adjusted EBIT and Adjusted EBITDA for the three and six months ended June 30, 2019 and 2018.

	Three Months Ended June 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$3,095	$757	$2,698	$1,133	$(615)	$7,068	$519	$(20)	$7,567
Net income(1)						336	91	—	427
Add back:
Income tax expense						104	31	—	135
Interest expense of Industrial Activities, net of interest income and eliminations						66	—	—	66
Foreign exchange losses, net						11	—	—	11
Finance and non-service component of Pension and OPEB costs(2)						(16)	—	—	(16)
Adjustments:
Restructuring expenses	15	4	6	—	1	26	2	—	28
Adjusted EBIT	$341	$25	$100	$102	$(41)	$527	$124	$—	$651
Depreciation and amortization	69	15	47	31	—	162	1	—	163
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	79	—	—	79	59	—	138
Adjusted EBITDA	$410	$40	$226	$133	$(41)	$768	$184	$—	$952

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

	Six Months Ended June 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$5,585	$1,397	$5,112	$2,169	$(1,189)	$13,074	$993	$(43)	$14,024
Net income(1)						505	186	—	691
Add back:
Income tax expense						158	67	—	225
Interest expense of Industrial Activities, net of interest income and eliminations						119	—	—	119
Foreign exchange losses, net						20	—	—	20
Finance and non-service component of Pension and OPEB costs(2)						(31)	—	—	(31)
Adjustments:
Restructuring expenses	18	4	11	—	1	34	2	—	36
Adjusted EBIT	$509	$38	$151	$198	$(91)	$805	$255	$—	$1,060
Depreciation and amortization	144	29	94	63	—	330	2	—	332
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	158	—	—	158	124	—	282
Adjusted EBITDA	$653	$67	$403	$261	$(91)	$1,293	$381	$—	$1,674

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

	Three Months Ended June 30, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$3,312	$799	$2,889	$1,218	$(639)	$7,579	$498	$(32)	$8,045
Net income (loss)(1)						306	102	—	408
Add back:
Income tax expense						79	39	—	118
Interest expense of Industrial Activities, net of interest income and eliminations						88	—	—	88
Foreign exchange losses, net						97	—	—	97
Finance and non-service component of Pension and OPEB costs(2)						(4)	—	—	(4)
Adjustments:
Restructuring expenses	1	—	3	1	—	5	—	—	5
Adjusted EBIT	$396	$33	$92	$108	$(58)	$571	$141	$—	$712
Depreciation and amortization	75	15	53	33	1	177	2	—	179
Depreciation of assets on operating lease and assets sold with buy-back commitment	1	—	94	—	—	95	60	—	155
Adjusted EBITDA	$472	$48	$239	$141	$(57)	$843	$203	$—	$1,046

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $20 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

	Six Months Ended June 30, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$5,891	$1,481	$5,384	$2,404	$(1,281)	$13,879	$1,000	$(61)	$14,818
Net income(1)						405	205	—	610
Add back:
Income tax expense						102	79	—	181
Interest expense of Industrial Activities, net of interest income and eliminations						181	—	—	181
Foreign exchange losses, net						122	—	—	122
Finance and non-service component of Pension and OPEB costs(2)						14	—	—	14
Adjustments:
Restructuring expenses	1	—	6	1	—	8	—	—	8
Adjusted EBIT	$582	$33	$141	$203	$(127)	$832	$284	$—	$1,116
Depreciation and amortization	154	31	108	67	1	361	3	—	364
Depreciation of assets on operating lease and assets sold with buy-back commitment	1	—	196	—	—	197	126	—	323
Adjusted EBITDA	$737	$64	$445	$270	$(126)	$1,390	$413	$—	$1,803

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $20 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

9. RECEIVABLES
Financing Receivables, net
A summary of financing receivables as of June 30, 2019 and December 31, 2018 is as follows:

	June 30, 2019	December 31, 2018
	(in millions)
Retail	$9,065	$9,350
Wholesale	10,600	9,749
Other	69	68
Total	$19,734	$19,167

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of June 30, 2019 and December 31, 2018 is as follows (in millions):

	June 30, 2019
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America	$21	$5	$—	$26	$6,225	$6,251	$10	$6,261
Europe	—	—	—	—	177	177	—	177
South America	79	5	6	90	1,735	1,825	10	1,835
Rest of World	2	3	—	5	787	792	—	792
Total Retail	$102	$13	$6	$121	$8,924	$9,045	$20	$9,065
Wholesale
North America	$—	$—	$—	$—	$3,927	$3,927	$1	$3,928
Europe	30	24	21	75	5,130	5,205	—	5,205
South America	1	—	5	6	697	703	59	762
Rest of World	8	4	6	18	687	705	—	705
Total Wholesale	$39	$28	$32	$99	$10,441	$10,540	$60	$10,600

	December 31, 2018
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America	$21	$5	$—	$26	$6,285	$6,311	$12	$6,323
Europe	1	—	10	11	164	175	40	215
South America	11	9	7	27	1,885	1,912	83	1,995
Rest of World	2	1	—	3	814	817	—	817
Total Retail	$35	$15	$17	$67	$9,148	$9,215	$135	$9,350
Wholesale
North America	$—	$—	$—	$—	$3,613	$3,613	$18	$3,631
Europe	20	9	—	29	4,727	4,756	—	4,756
South America	—	—	—	—	656	656	—	656
Rest of World	7	3	—	10	696	706	—	706
Total Wholesale	$27	$12	$—	$39	$9,692	$9,731	$18	$9,749

Allowance for credit losses activity for the three and six months ended June 30, 2019 and 2018 is as follows:

	Three Months Ended June 30, 2019
	Retail	Wholesale	Other	Total
Opening balance	$317	$157	$—	$474
Provision	15	4	—	19
Charge-offs, net of recoveries	(16)	(4)	—	(20)
Foreign currency translation and other	3	1	—	4
Ending balance	$319	$158	$—	$477

	Six Months Ended June 30, 2019
	Retail	Wholesale	Other	Total
Opening Balance	$326	$164	$—	$490
Provision (benefit)	23	1	—	24
Charge-offs, net of recoveries	(27)	(6)	—	(33)
Foreign Currency Translation and Other	(3)	(1)	—	(4)
Ending Balance	319	158	—	477
Ending Balance: Individually Evaluated for Impairment	213	125	—	338
Ending Balance: Collectively Evaluated for Impairment	106	33	—	139
Receivables:
Ending Balance	9,065	10,600	69	19,734
Ending Balance: Individually Evaluated for Impairment	351	288	—	639
Ending Balance: Collectively Evaluated for Impairment	$8,714	$10,312	$69	$19,095

	Three Months Ended June 30, 2018
	Retail	Wholesale	Other	Total
Opening balance	$394	$202	$—	$596
Provision	5	4	—	9
Charge-offs, net of recoveries	(26)	—	—	(26)
Foreign currency translation and other	(24)	(13)	—	(37)
Ending balance	$349	$193	$—	$542

	Six Months Ended June 30, 2018
	Retail	Wholesale	Other	Total
Opening Balance	$383	$200	$—	$583
Provision (benefit)	25	3	—	28
Charge-offs, net of recoveries	(40)	(1)	—	(41)
Foreign Currency Translation and Other	(19)	(9)	—	(28)
Ending Balance	349	193	—	542
Ending Balance: Individually Evaluated for Impairment	231	161	—	392
Ending Balance: Collectively Evaluated for Impairment	118	32	—	150
Receivables:
Ending Balance	9,076	9,804	77	18,957
Ending Balance: Individually Evaluated for Impairment	338	327	—	665
Ending Balance: Collectively Evaluated for Impairment	$8,738	$9,477	$77	$18,292
Allowance for credit losses activity for the year ended December 31, 2018 is as follows:

	December 31, 2018
	Retail	Wholesale	Other	Total
Opening Balance	$383	$200	$—	$583
Provision (benefit)	53	(5)	—	48
Charge-offs, net of recoveries	(85)	(15)	—	(100)
Foreign Currency Translation and Other	(25)	(16)	—	(41)
Ending Balance	326	164	—	490
Ending Balance: Individually Evaluated for Impairment	204	135	—	339
Ending Balance: Collectively Evaluated for Impairment	122	29	—	151
Receivables:
Ending Balance	9,350	9,749	68	19,167
Ending Balance: Individually Evaluated for Impairment	359	314	—	673
Ending Balance: Collectively Evaluated for Impairment	$8,991	$9,435	$68	$18,494
Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	June 30, 2019				December 31, 2018
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With an allowance recorded
Retail
North America	$43	$41	$23	$45	$31	$30	$16	$33
Europe	$219	$219	$157	$226	$234	$234	$167	$249
South America	$84	$84	$31	$87	$91	$91	$20	$88
Rest of World	$5	$5	$2	$4	$3	$3	$1	$4
Wholesale
North America	$4	$4	$3	$6	$25	$23	$5	$27
Europe	$261	$261	$97	$260	$256	$256	$107	$260
South America	$17	$9	$14	$17	$23	$14	$16	$26
Rest of World	$6	$6	$11	$8	$10	$10	$7	$9
Total
Retail	$351	$349	$213	$362	$359	$358	$204	$374
Wholesale	$288	$280	$125	$291	$314	$303	$135	$322

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of June 30, 2019, the Company had 272 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value was $10 million and the post-modification value was $9 million. Additionally, the Company had 381 accounts with a balance of $16 million undergoing bankruptcy proceedings where a concession has not yet been determined. As of June 30, 2018, the Company had 288 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value of these contracts was $10 million and the post-modification value was $9 million. Additionally, the Company had 377 accounts with a balance of $20 million undergoing bankruptcy proceedings in North America where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended June 30, 2019 and 2018.
As of June 30, 2019, the Company had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $98 million and the post-modification value was $91 million. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended June 30, 2019.
As of June 30, 2019 and 2018, the Company’s wholesale TDR agreements were immaterial.
Transfers of Financial Assets
The Company transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
These securitization trusts were determined to be VIEs, and consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.
At June 30, 2019 and December 31, 2018, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	June 30, 2019	December 31, 2018
Retail note and finance lease receivables	$6,359	$6,371
Wholesale receivables	7,414	7,052
Total	$13,773	$13,423

10. INVENTORIES
Inventories as of June 30, 2019 and December 31, 2018 consist of the following:

	June 30, 2019	December 31, 2018
	(in millions)
Raw materials	$1,543	$1,293
Work-in-process	820	576
Finished goods	5,829	4,857
Total inventories	$8,192	$6,726

11. LEASES
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet; the Company recognizes lease expense ($4 million in the three months ended June 30, 2019 and $8 million in the six months ended June 30, 2019) for these leases on a straight-line basis over the lease term.
For the three and six months ended June 30, 2019, the Company incurred operating lease expenses of $40 million and $79 million, respectively.
At June 30, 2019, the Company has recorded approximately $434 million of a right-of-use asset and $432 million of lease liability included in Other Assets and Other Liabilities, respectively.
During the six months ended June 30, 2019, leased assets obtained in exchange for operating lease obligations were $41 million. The operating cash outflow for amounts included in the measurement of operating lease obligations was $79 million.

At June 30, 2019, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 6.9 years and 3.6%, respectively.
Future minimum lease payments repayments under non-cancellable leases as of June 30, 2019 were as follows:

Operating Leases	($ million)
2019 (excluding the six months ended June 2019)	$71
2020	114
2021	78
2022	55
2023	43
2024 and thereafter	135
Total future minimum lease payments	$496
Less: Interest	(64)
Total	$432

Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.
The following table sets out a maturity analysis of operating lease payments, showing the undiscounted lease payments to be received after the reporting date:

Amount
(in millions)
2019	$148
2020	165
2021	100
2022	37
2023 and thereafter	17
Total undiscounted lease payments	$467

12. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
A summary of investments in unconsolidated subsidiaries and affiliates as of June 30, 2019 and December 31, 2018 is as follows:

	June 30, 2019	December 31, 2018
	(in millions)
Equity method	$520	$523
Cost method	3	3
Total	$523	$526

13. GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the six months ended June 30, 2019 are as follows:

	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at Balance at January 1, 2019	$1,646	$587	$62	$5	$153	$2,453
Foreign currency translation and other	4	1	—	—	1	6
Balance at Balance at June 30, 2019	$1,650	$588	$62	$5	$154	$2,459

As of June 30, 2019 and December 31, 2018, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		June 30, 2019			December 31, 2018
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$320	$215	$105	$320	$207	$113
Patents, concessions and licenses and other	5-25	1,906	1,514	392	1,879	1,477	402
		2,226	1,729	497	2,199	1,684	515
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,499	$1,729	$770	$2,472	$1,684	$788

CNH Industrial recorded amortization expense of $27 million and $29 million for the three months ended June 30, 2019 and 2018, respectively, and $54 million and $57 million for the six months ended June 30, 2019 and 2018, respectively.

14. OTHER LIABILITIES
A summary of Other liabilities as of June 30, 2019 and December 31, 2018 is as follows:

	June 30, 2019	December 31, 2018
	(in millions)
Repurchase price on buy-back agreements	$1,707	$1,870
Warranty and campaign programs	941	925
Marketing and sales incentive programs	1,342	1,329
Tax payables	778	685
Accrued expenses and deferred income	629	609
Accrued employee benefits	593	680
Lease liabilities	432	—
Legal reserves and other provisions	336	368
Contract reserve	290	262
Contract liabilities(1)	1,299	1,368
Restructuring reserve	85	71
Other	772	791
Total	$9,204	$8,958

(1)	Contract liabilities include $708 million and $773 million at June 30, 2019 and December 31, 2018, respectively, for future rents related to buy-back agreements.
Warranty and Campaign Programs
CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and six months ended June 30, 2019 and 2018 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Balance at beginning of period	$915	$959	$925	$932
Current year additions	220	233	404	437
Claims paid	(203)	(169)	(383)	(370)
Currency translation adjustment and other	9	(96)	(5)	(72)
Balance at June 30	$941	$927	$941	$927
Restructuring Provision
The Company incurred restructuring expenses of $28 million and $36 million during the three and six months ended June 30, 2019, respectively, primarily attributable to actions by CNH Industrial in conjunction with the previously announced launch of a new organization structure focused on operating segments. The Company incurred restructuring expenses of $5 million and $8 million during the three and six months ended June 30, 2018, respectively.
15. COMMITMENTS AND CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.
Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 66 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 16 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 60 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 66 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.
The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of June 30, 2019 and December 31, 2018, environmental reserves of approximately $35 million and $38 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to Medium and Heavy ("M&H") trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the base of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of June 30, 2019 and December 31, 2018 totaling of $445 million and $471 million, respectively.
16. FINANCIAL INSTRUMENTS
The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.

Fair-Value Hierarchy
The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market-based inputs to calculate fair value, in which case the items are classified in Level 2.
If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models as well as any significant assumptions.
Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.9 billion and $7.2 billion at June 30, 2019 and December 31, 2018, respectively.

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the three and six months ended June 30, 2019 and 2018.
All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2019 and December 31, 2018 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.1 billion and $5.4 billion at June 30, 2019 and December 31, 2018, respectively.
Financial Statement Impact of CNH Industrial Derivatives

The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges on accumulated other comprehensive income (loss) and net income during the three months and six months ended June 30, 2019 and 2018 (in millions):

		Recognized in Net Income
For the Three Months Ended June 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2019
Foreign exchange contracts	$18
		Net sales	1
		Cost of goods sold	(18)
		Other, Net	4
Interest rate contracts	(11)	Interest expense	(2)
Total	$7		$(15)
2018
Foreign currency contracts	$(17)
		Net sales	1
		Cost of goods sold	8
		Other, Net	9
Interest rate contracts	11	Interest expense	(1)
Total	$(6)		$17

		Recognized in Net Income
For the Six Months Ended June 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2019
Foreign exchange contracts	(44)
		Net sales	(4)
		Cost of goods sold	(29)
		Other, Net	(7)
Interest rate contracts	(20)	Interest expense	(3)
Total	(64)		$(43)
2018
Foreign currency contracts	11
		Net sales	1
		Cost of goods sold	20
		Other, Net	14
Interest rate contracts	14	Interest expense	(2)
Total	$25		$33

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the six months ended June 30, 2019 and 2018:

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2018	$(23)	$1	$(22)
Net changes in fair value of derivatives	(64)	10	(54)
Net losses reclassified from accumulated other comprehensive income into income	43	(6)	37
Accumulated derivative net losses as of June 30, 2019	$(44)	$5	$(39)

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2017	$1	$—	$1
Net changes in fair value of derivatives	25	(1)	24
Net losses reclassified from accumulated other comprehensive income into income	(33)	4	(29)
Accumulated derivative net losses as of June 30, 2018	$(7)	$3	$(4)

The following tables summarize the impact that changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings (in millions) for the three and six months ended June 30, 2019:

		For the Three Months Ended June 30,
	Classification of Gain	2019	2018
Fair Value Hedges
Interest rate derivatives	Interest expense	$20	$(3)

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(44)	$89

		For the Six Months Ended June 30,
	Classification of Gain	2019	2018
Fair Value Hedges
Interest rate derivatives	Interest expense	$31	$(10)

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(68)	$109

The fair values of CNH Industrial’s derivatives as of June 30, 2019 and December 31, 2018 in the condensed consolidated balance sheets are recorded as follows:

	June 30, 2019		December 31, 2018
in millions of dollars	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	55	Derivative assets	21
Foreign currency contracts	Derivative assets	34	Derivative assets	52
Total derivative assets designated as hedging instruments		89		73
Interest rate contracts	Derivative liabilities	41	Derivative liabilities	29
Foreign currency contracts	Derivative liabilities	52	Derivative liabilities	41
Total derivative liabilities designated as hedging instruments		93		70
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	1	Derivative assets	1
Foreign currency contracts	Derivative assets	17	Derivative assets	24
Total derivative assets not designated as hedging instruments		18		25
Interest rate contracts	Derivative liabilities	1	Derivative liabilities	—
Foreign currency contracts	Derivative liabilities	28	Derivative liabilities	38
Total derivative liabilities not designated as hedging instruments		29		38

Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2019 and December 31, 2018:

	Level 1		Level 2		Total
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$51	$76	$51	$76
Interest rate derivatives	—	—	56	22	56	22
Investments	1	1	—	—	1	1
Total Assets	$1	$1	$107	$98	$108	$99
Liabilities
Foreign exchange derivatives	$—	$—	$(80)	$(79)	$(80)	$(79)
Interest rate derivatives	—	—	(42)	(29)	(42)	(29)
Total Liabilities	$—	$—	$(122)	$(108)	$(122)	$(108)

Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.
Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$19,734	$19,577	$19,167	$19,017
Debt	$24,369	$24,653	$24,445	$24,481

Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.
17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s share of other comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended June 30, 2019
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$21	$(11)	$10
Changes in retirement plans’ funded status	(13)	5	(8)
Foreign currency translation	(8)	—	(8)
Share of other comprehensive (loss) of entities using the equity method	1	—	1
Other comprehensive income (loss)	$1	$(6)	$(5)

	Six Months Ended June 30, 2019
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(22)	$5	$(17)
Changes in retirement plans’ funded status	(22)	8	(14)
Foreign currency translation	77	—	77
Share of other comprehensive loss of entities using the equity method	(2)	—	(2)
Other comprehensive income (loss)	$31	$13	$44

	Three Months Ended June 30, 2018
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(22)	$6	$(16)
Changes in retirement plans’ funded status	585	(139)	446
Foreign currency translation	(46)	—	(46)
Share of other comprehensive income of entities using the equity method	(33)	—	(33)
Other comprehensive income (loss)	$484	$(133)	$351

	Six Months Ended June 30, 2018
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(8)	$3	$(5)
Changes in retirement plans’ funded status	599	(143)	456
Foreign currency translation	(335)	—	(335)
Share of other comprehensive income of entities using the equity method	(18)	—	(18)
Other comprehensive income (loss)	$238	$(140)	$98
The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2018	$1	$(950)	$(899)	$(118)	$(1,966)
Other comprehensive income (loss), before reclassifications	24	431	(335)	(18)	102
Amounts reclassified from other comprehensive income	(29)	25	—	—	(4)
Other comprehensive income (loss) *	(5)	456	(335)	(18)	98
Balance, Balance, June 30, 2018	$(4)	$(494)	$(1,234)	$(136)	$(1,868)

Balance, January 1, 2019	$(22)	$(473)	$(1,216)	$(148)	$(1,859)
Other comprehensive income (loss), before reclassifications	(54)	20	77	(2)	41
Amounts reclassified from other comprehensive income (loss)	37	(34)	—	—	3
Other comprehensive income (loss) *	(17)	(14)	77	(2)	44
Reclassification of certain tax effects	—	(65)	—	—	(65)
Balance, June 30, 2019	$(39)	$(552)	$(1,139)	$(150)	$(1,880)

(*)	Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(2) million and $0 million for the six months ended June 30, 2019 and 2018, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and six months ended June 30, 2019 and 2018 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Cash flow hedges	$(1)	$(1)	$4	$(1)	Net sales
	18	(8)	29	(20)	Cost of goods sold
	(4)	(9)	7	(14)	Other, net
	2	1	3	2	Interest expense
	(2)	4	(6)	4	Income taxes
	$13	$(13)	$37	$(29)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$(29)	$21	$34	$42	*
Amortization of prior service cost	17	(21)	(59)	(22)	*
	(91)	—	(9)	5	Income taxes
	$(103)	$—	$(34)	$25
Total reclassifications, net of tax	$(90)	$(13)	$3	$(4)
(*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.
18. RELATED PARTY INFORMATION
CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of June 30, 2019, EXOR N.V. held 42.2% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2019. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and six months ended June 30, 2019 and 2018.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

These transactions with FCA are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Net sales	$202	$197	$362	$396
Cost of goods sold	$83	$126	$196	$262
Selling, general and administrative expenses	$35	$38	$68	$76

	June 30, 2019	December 31, 2018
	(in millions)
Trade receivables	$10	$10
Trade payables	$84	$118

Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO-OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Net sales	$251	$325	$502	$644
Cost of goods sold	$150	$148	$256	$243

	June 30, 2019	December 31, 2018
	(in millions)
Trade receivables	$141	$107
Trade payables	$92	$103

At June 30, 2019 and December 31, 2018, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $141 million and $160 million, respectively, mainly related to IVECO-OTO MELARA Società Consortile a responsabilità limitata. At June 30, 2019 and December 31, 2018, CNH Industrial had provided guarantees on commitments of its associated company for an amount of $271 million and $261 million respectively, related to CNH Industrial Capital Europe S.a.S.
19. SUPPLEMENTAL INFORMATION
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental data is as follows:
Industrial Activities - The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services. Financial Services has been included using the equity method of accounting whereby the net income and net assets of Financial Services are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.
Financial Services - The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.
Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the condensed consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended June 30,		Three Months Ended June 30,
	2019	2018	2019	2018
	(in millions)
Revenues
Net sales	$7,068	$7,579	$—	$—
Finance, interest and other income	23	23	519	498
Total Revenues	$7,091	$7,602	$519	$498
Costs and Expenses
Cost of goods sold	$5,751	$6,188	$—	$—
Selling, general and administrative expenses	497	545	58	48
Research and development expenses	273	262	—	—
Restructuring expenses	26	5	2	—
Interest expense	89	111	149	136
Other, net	18	124	193	178
Total Costs and Expenses	$6,654	$7,235	$402	$362
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	437	367	117	136
Income tax (expense) benefit	(104)	(79)	(31)	(39)
Equity in income of unconsolidated subsidiaries and affiliates	3	18	5	5
Results from intersegment investments	91	102	—	—
Net income	$427	$408	$91	$102

	Statement of Operations
	Industrial Activities		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(in millions, except share data)
Revenues
Net sales	$13,074	$13,879	$—	$—
Finance and interest income	53	50	993	1,000
Total Revenues	$13,127	$13,929	$993	$1,000
Costs and Expenses
Cost of goods sold	$10,717	$11,444	$—	$—
Selling, general and administrative expenses	990	1,072	104	111
Research and development expenses	517	489	—	—
Restructuring expenses	34	8	2	—
Interest expense	172	231	302	272
Other, net	34	204	345	349
Total Costs and Expenses	$12,464	$13,448	$753	$732
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	663	481	240	268
Income taxes	(158)	(102)	(67)	(79)
Equity income of unconsolidated subsidiaries and affiliates	—	26	13	16
Results from intersegment investments	186	205	—	—
Net income	$691	$610	$186	$205

	Balance Sheets
	Industrial Activities		Financial Services
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
	(in millions)
ASSETS
Cash and cash equivalents	$3,276	$4,553	$383	$478
Restricted cash	54	—	633	772
Trade receivables, net	471	398	31	34
Financing receivables, net	1,639	1,253	20,961	20,252
Inventories, net	7,949	6,510	243	216
Property, plant and equipment, net	5,553	5,899	1	2
Investments in unconsolidated subsidiaries and affiliates	3,209	3,126	227	219
Equipment under operating leases	34	34	1,754	1,740
Goodwill	2,305	2,301	154	152
Other intangible assets, net	755	774	15	14
Deferred tax assets	573	635	164	175
Derivative assets	58	81	59	24
Other assets	2,210	1,707	300	323
Total Assets	$28,086	$27,271	$24,925	$24,401
LIABILITIES AND EQUITY
Debt	$6,444	$6,347	$20,791	$20,436
Trade payables	6,049	5,771	126	173
Deferred tax liabilities	14	83	275	250
Pension, postretirement and other postemployment benefits	1,427	1,470	18	18
Derivative liabilities	87	89	45	26
Other liabilities	8,543	8,413	759	681
Total Liabilities	$22,564	$22,173	$22,014	$21,584
Equity	5,489	5,068	2,911	2,817
Redeemable noncontrolling interest	33	30	—	—
Total Liabilities and Equity	$28,086	$27,271	$24,925	$24,401

	Statements of Cash Flows
	Industrial Activities		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(in millions)
Operating activities:
Net income	$691	$610	$186	$205
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	330	361	2	3
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	158	197	124	126
Loss on disposal of assets	1	—	—	—
Undistributed loss of unconsolidated subsidiaries	(41)	(94)	(13)	(16)
Other non-cash items	50	83	24	27
Changes in operating assets and liabilities:
Provisions	(55)	(52)	(11)	(4)
Deferred income taxes	1	(51)	41	(27)
Trade and financing receivables related to sales, net	(74)	(99)	(822)	(122)
Inventories, net	(1,246)	(988)	214	223
Trade payables	294	608	(48)	(31)
Other assets and liabilities	(270)	(182)	93	41
Net cash provided by (used in) operating activities	$(161)	$393	$(210)	$425
Investing activities:
Additions to retail receivables	—	—	(1,987)	(1,999)
Collections of retail receivables	—	—	2,314	2,151
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	2	1	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(180)	(158)	(2)	(3)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(261)	(334)	(364)	(257)
Other	(264)	643	252	(473)
Net cash provided by (used in) investing activities	$(703)	$152	$213	$(581)
Financing activities:
Proceeds from long-term debt	694	1	6,682	7,257
Payments of long-term debt	(726)	(1,175)	(6,687)	(7,672)
Net increase (decrease) in other financial liabilities	20	298	(125)	567
Dividends paid	(278)	(238)	(132)	(91)
Other	(45)	(134)	20	39
Net cash provided by (used in) financing activities	$(335)	$(1,248)	$(242)	$100
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(24)	(172)	5	(52)
Decrease in cash and cash equivalents and restricted cash	(1,223)	(875)	(234)	(108)
Cash and cash equivalents and restricted cash, beginning of year	4,553	4,901	1,250	1,299
Cash and cash equivalents and restricted cash, end of period	$3,330	$4,026	$1,016	$1,191

20. SUBSEQUENT EVENTS
On July 2, 2019, Fitch Ratings (“Fitch”) improved the outlook of CNH Industrial N.V. to positive from stable. Fitch also affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-”.
On July 3, 2019, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.625% due in 2029 at an issue price of 98.926% percent of their principal amount. The notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial and specialty vehicles, and buses, (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to customers acquiring our products. The Company’s worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities.”
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.
Certain financial information in this report has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

•	North America (formerly NAFTA): United States, Canada and Mexico;

•	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

•	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

•
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.
Our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT
Adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.
Adjusted EBITDA
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization including on assets sold under operating leases and assets sold under buy-back commitments. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Total Debt, which is the most directly comparable U.S. GAAP financial measure included in our consolidated balance sheets, to Net Debt. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

RESULTS OF OPERATIONS
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 19: Supplemental Information” to our condensed consolidated financial statements for the six months ended June 30, 2019, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018
Consolidated Results of Operations

	Three Months Ended June 30,
	2019	2018
	(in millions)
Revenues:
Net sales	$7,068	$7,579
Finance, interest and other income	499	466
Total Revenues	7,567	8,045
Costs and Expenses:
Cost of goods sold	5,751	6,188
Selling, general and administrative expenses	555	593
Research and development expenses	273	262
Restructuring expenses	28	5
Interest expense	195	192
Other, net	211	302
Total Costs and Expenses	7,013	7,542
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	554	503
Income tax (expense)	(135)	(118)
Equity in income of unconsolidated subsidiaries and affiliates	8	23
Net income	427	408
Net income attributable to noncontrolling interests	13	12
Net income attributable to CNH Industrial N.V.	$414	$396
Revenues
We recorded revenues of $7,567 million for the second quarter of 2019, down 5.9% compared to the second quarter of 2018 (down 1.6% on a constant currency basis). Net sales of Industrial Activities were $7,068 million in the second quarter of 2019, down 6.7% compared to the second quarter of 2018 (down 2.3% on a constant currency basis), with positive price realization more than offset by lower sales volume and negative currency translation impact.
Cost of Goods Sold
Cost of goods sold were $5,751 million for the second quarter of 2019 compared with $6,188 million for the second quarter of 2018. As a percentage of net sales of Industrial Activities, cost of goods sold was 81.4% in the second quarter of 2019 (81.6% for the second quarter of 2018).
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $555 million during the second quarter of 2019 (7.3% of total revenues), down $38 million compared to the second quarter of 2018 (7.4% of total revenues).
Research and Development Expenses
For the second quarter of 2019, research and development expenses were $273 million compared to $262 million for the second quarter of 2018. The expenses in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
Restructuring expenses for the second quarter of 2019 were $28 million compared to $5 million for the second quarter of 2018. The expenses in the second quarter of 2019 were primarily attributable to actions by the Company in conjunction with the previously announced launch of a new organization structure focused on operating segments.

Interest Expense
Interest expense was $195 million for the second quarter of 2019 compared to $192 million for the second quarter of 2018. The interest expense attributable to Industrial Activities for the second quarter of 2019, net of interest income and eliminations, was $66 million compared to $88 million in the second quarter of 2018. The decrease was primarily attributable to refinancing and early retirement of certain high yield debt, as well as lower average indebtedness.
Other, net
Other, net expenses were $211 million for the second quarter of 2019 and includes a pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from a healthcare plan modification following a judgement in favor of the Company issued by the United States Supreme Court in April 2018. Other, net expenses for the second quarter of 2019 also included foreign exchange losses of $11 million. Other, net expenses were $302 million for the second quarter of 2018 and included a pre-tax gain of $20 million due to the above mentioned Benefit Modification Amortization. Other, net expenses for the second quarter of 2018 included foreign exchange losses of $97 million.
Income Taxes

	Three Months Ended June 30,
	2019	2018
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$554	$503
Income tax (expense)	$(135)	$(118)
Effective tax rate	24.4%	23.5%
Income tax expense for the second quarter of 2019 was $135 million compared to $118 million for the second quarter of 2018. The effective tax rates for the second quarter of 2019 and 2018 were 24.4% and 23.5%, respectively. The higher effective tax rate was primarily caused by the negative impact of changes to our geographic mix of pre-tax earnings, including certain pre-tax losses for which the Company could not currently recognize tax benefits, which were partly offset by net discrete tax benefits. Excluding the impacts of restructuring and the Benefit Modification Amortization, the effective tax rates were 23.6% and 23.3% in the second quarter of 2019 and 2018, respectively.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $8 million and $23 million for the second quarter of 2019 and 2018, respectively.
Net Income
Net income was $427 million in the second quarter of 2019, compared to net income of $408 million in the second quarter of 2018, and included a pre-tax gain of $30 million ($23 million net of tax impact) as a result of the Benefit Modification Amortization and a $28 million restructuring expense. In the second quarter of 2018, net income included $20 million ($15 million net of tax impact) as a result of the Benefit Modification Amortization and a charge of $5 million of restructuring expenses.
Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended June 30,
	2019	2018	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$3,095	$3,312	(6.6)%	(3.4)%
Construction	757	799	(5.3)%	(2.9)%
Commercial and Specialty Vehicles	2,698	2,889	(6.6)%	(0.5)%
Powertrain	1,133	1,218	(7.0)%	(1.3)%
Eliminations and other	(615)	(639)
Total Net sales of Industrial Activities	7,068	7,579	(6.7)%	(2.3)%
Financial Services	519	498	4.2%	6.9%
Eliminations and other	(20)	(32)
Total Revenues	$7,567	$8,045	(5.9)%	(1.6)%

	Three Months Ended June 30,
	2019	2018	$ Change	2019 Adj EBIT Margin	2018 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$341	$396	$(55)	11.0%	12.0%
Construction	25	33	(8)	3.3%	4.1%
Commercial and Specialty Vehicles	100	92	8	3.7%	3.2%
Powertrain	102	108	(6)	9.0%	8.9%
Unallocated items, eliminations and other	(41)	(58)	17
Total Industrial Activities	527	571	(44)	7.5%	7.5%
Financial Services	124	141	(17)	23.9%	28.3%
Eliminations and other	—	—	—
Adjusted EBIT	$651	$712	$(61)	8.6%	8.9%

	Three Months Ended June 30,
	2019	2018	$ Change	2019 Adj EBITDA Margin	2018 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agriculture	$410	$472	$(62)	13.2%	14.3%
Construction	40	48	(8)	5.3%	6.0%
Commercial and Specialty Vehicles	226	239	(13)	8.4%	8.3%
Powertrain	133	141	(8)	11.7%	11.6%
Unallocated items, eliminations and other	(41)	(57)	16
Total Industrial Activities	768	843	(75)	10.9%	11.1%
Financial Services	184	203	(19)	35.5%	40.8%
Eliminations and other	—	—	—
Adjusted EBITDA	$952	$1,046	$(94)	12.6%	13.0%
Net sales of Industrial Activities were $7,068 million during the second quarter of 2019, down 6.7% compared to the second quarter of 2018 (down 2.3% on a constant currency basis), with currency translation impact and unfavorable volume and mix more than offsetting positive price realization performance in Agriculture, Construction and Commercial and Specialty Vehicles.

Adjusted EBIT of Industrial Activities was $527 million during the second quarter of 2019 compared to $571 million during the second quarter of 2018, with an Adjusted EBIT margin of 7.5%, flat compared to the second quarter of 2018.
Adjusted EBITDA of Industrial Activities was $768 million during the second quarter of 2019 compared to $843 million during the second quarter of 2018, with an Adjusted EBITDA margin of 10.9%, (11.1% in the second quarter of 2018).
Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:
Agriculture Sales—by geographic region:

	Three Months Ended June 30,
(in millions, except percentages)	2019	2018	% Change
North America	$1,107	$1,077	2.8%
Europe	1,201	1,338	(10.2)%
South America	376	353	6.5%
Rest of World	411	544	(24.4)%
Total	$3,095	$3,312	(6.6)%
Agriculture's net sales decreased 6.6% in the second quarter of 2019 compared to the second quarter of 2018 (down 3.4% on a constant currency basis) due to lower sales volume in Europe and Rest of World, partially offset by positive price realization performance across all geographies.
For the second quarter of 2019, worldwide industry unit sales for tractors were down 11% compared to the second quarter of 2018, while worldwide industry sales for combines were down 7%. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were down 5% and combines were down 19%. Industry volumes for under 140 hp tractors in North America were flat. European markets were up 9% and down 22% for tractors and combines, respectively. In South America, the tractor market decreased 18% and the combine market decreased 13%. Rest of World markets decreased 16% for tractors and increased 1% for combines.
Adjusted EBIT
Adjusted EBIT was $341 million in the second quarter of 2019 ($396 million in the second quarter of 2018), with Adjusted EBIT margin at 11.0%. Positive net price realization was more than offset by unfavorable volume and mix, higher product costs primarily related to increased raw material costs and tariffs, and increased product development spending driven by investments in precision farming and the introduction of Stage V engine applications.

Construction
Net Sales
The following table shows Construction net sales by geographic region for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:
Construction Sales—by geographic region:

	Three Months Ended June 30,
(in millions, except percentages)	2019	2018	% Change
North America	$391	$403	(3.0)%
Europe	132	135	(2.2)%
South America	89	93	(4.3)%
Rest of World	145	168	(13.7)%
Total	$757	$799	(5.3)%
Construction's net sales decreased 5.3% in the second quarter of 2019 compared to the second quarter of 2018 (down 2.9% on a constant currency basis). Positive price realization was more than offset by unfavorable volume and mix in North America due to selective inventory destocking actions in our dealer network, and weaker end-user demand in certain key markets in Rest of World.
During the second quarter of 2019, Construction’s worldwide compact equipment industry sales were flat compared to the second quarter of 2018. Worldwide general equipment and road building and site equipment industry sales were down 5% and 8%, respectively.
Adjusted EBIT
Adjusted EBIT was $25 million in the second quarter of 2019 ($33 million in the second quarter of 2018), with an Adjusted EBIT margin of 3.3%. Positive net price realization, mainly in North America, was more than offset by higher production costs primarily related to increased raw material costs and tariffs.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:
Commercial and Specialty Vehicles Sales—by geographic region:

	Three Months Ended June 30,
(in millions, except percentages)	2019	2018	% Change
North America	$15	$2	n.m.
Europe	2,173	2,330	(6.7)%
South America	166	226	(26.5)%
Rest of World	344	331	3.9%
Total	$2,698	$2,889	(6.6)%
n.m. – not meaningful
Commercial and Specialty Vehicles’ net sales decreased 6.6% in the second quarter of 2019 compared to the second quarter of 2018 (flat on a constant currency basis). Higher industry volume, mainly in Europe, was more than offset by unfavorable mix and the negative impact of foreign currency translation.
During the second quarter of 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 17% compared to the same period in 2018. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 13% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 25%. In South America, new truck registrations (GVW ≥3.5 tons) increased 23% over the same period of 2018 with an increase of 49% in Brazil, partially offset by a decrease of 46% in Argentina. In Rest of World, new truck registrations decreased by 8%.

In the second quarter of 2019, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.3%, down 1.8 percentage points ("p.p.") compared to the second quarter of 2018. Trucks' market share in South America in the second quarter of 2019 was 8.0%, down 2.3 p.p. compared to the second quarter of 2018.
Commercial and Specialty Vehicles delivered approximately 37,500 vehicles (including buses and specialty vehicles) in the second quarter of 2019, representing a 7% decrease from the same prior-year period. Volumes were 6% lower in LCV and 8% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were 4% lower in Europe, decreased 29% in South America and decreased 12% in Rest of World.
In the second quarter of 2019, trucks’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.91. In the second quarter of 2019, truck order intake in Europe increased 9% compared to the second quarter of 2018, with an increase of 8% and 10% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT was $100 million in the second quarter of 2019, up $8 million compared to the second quarter of 2018 driven by positive net price realization and lower selling, general and administrative expenses, partially offset by higher product content cost and unfavorable foreign exchange impacts. Adjusted EBIT margin increased 50 basis points ("bps") to 3.7% compared to the second quarter of 2018.
Powertrain
Net Sales
Powertrain's net sales decreased 7.0% in the second quarter of 2019 compared to the second quarter of 2018 (down 1.3% on a constant currency basis) due to slightly lower sales volume. Sales to external customers accounted for 48% of total net sales (49% in the second quarter of 2018).
During the second quarter of 2019, Powertrain sold approximately 162,500 engines, a decrease of 1% compared to the second quarter of 2018. In terms of major customers, 25% of engine units were supplied to Commercial and Specialty Vehicles, 19% to Agriculture, 4% to Construction and the remaining 52% to external customers. Additionally, Powertrain delivered approximately 17,700 transmissions, a decrease of 11% compared to the second quarter of 2018, and approximately 50,100 axles, a decrease of 1% compared to the second quarter of 2018.
Adjusted EBIT
Adjusted EBIT was $102 million for the second quarter of 2019 ($108 million in the second quarter of 2018) with manufacturing efficiencies more than offset by higher product development investments and negative foreign exchange impacts. Adjusted EBIT margin was 9.0% in the second quarter of 2019 (8.9% in the second quarter of 2018).
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $519 million in the second quarter of 2019, a 4.2% increase compared to the second quarter of 2018 (up 6.9% on a constant currency basis), primarily due to increased used equipment sales in North America and higher average portfolios in South America and Rest of World, partially offset by pricing.
Net Income
Net income of Financial Services was $91 million for the second quarter of 2019, a decrease of $11 million compared to the second quarter of 2018 primarily attributable to pricing and the one-time credit loss provision releases incurred in 2018, partially offset by higher average portfolios in South America and Rest of World and lower income taxes.
In the second quarter of 2019, retail loan originations, including unconsolidated joint ventures, were $2.5 billion, relatively flat compared to the second quarter of 2018. The managed portfolio, including unconsolidated joint ventures, was $26.9 billion as of June 30, 2019 (of which retail was 60% and wholesale 40%), up $1.0 billion compared to June 30, 2018. Excluding the impact of currency translation, the managed portfolio increased $1.3 billion compared to the same period in 2018.

Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended June 30,
	2019	2018
	(in millions)
Net income	$427	$408
Income tax expense	135	118
Interest expenses of Industrial Activities, net of interest income and eliminations	66	88
Foreign exchange (gains) losses, net	11	97
Finance and non-service component of Pension and other post-employment benefit costs	(16)	(4)
Restructuring expenses	28	5
Adjusted EBIT	$651	$712
Depreciation and Amortization	163	179
Depreciation of assets under operating leases and assets sold with buy-back commitments	138	155
Adjusted EBITDA	$952	$1,046

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018
Consolidated Results of Operations

	Six Months Ended June 30,
	2019	2018
	(in millions)
Revenues:
Net sales	$13,074	$13,879
Finance, interest and other income	950	939
Total Revenues	14,024	14,818
Costs and Expenses:
Cost of goods sold	10,717	11,444
Selling, general and administrative expenses	1,094	1,183
Research and development expenses	517	489
Restructuring expenses	36	8
Interest expense	378	392
Other, net	379	553
Total Costs and Expenses	13,121	14,069
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	903	749
Income tax (expense)	(225)	(181)
Equity in income of unconsolidated subsidiaries and affiliates	13	42
Net income	691	610
Net income attributable to noncontrolling interests	20	18
Net income attributable to CNH Industrial N.V.	$671	$592
Revenues
We recorded revenues of $14,024 million for the six months ended June 30, 2019, a decrease of 5.4% (flat on a constant currency basis) compared to the six months ended June 30, 2018. Net sales of Industrial Activities were $13,074 million in the six months ended June 30, 2019, a decrease of 5.8% (down 0.4% on a constant currency basis) compared to the prior period as a result of an unfavorable foreign currency translation impact and lower sales volume.
Cost of Goods Sold
Cost of goods sold were $10,717 million for the six months ended June 30, 2019 compared with $11,444 million for the six months ended June 30, 2018. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.0% in the six months ended June 30, 2019 (82.5% for the six months ended June 30, 2018).
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $1,094 million during the six months ended June 30, 2019 (7.8% of total revenues), down $89 million compared to the six months ended June 30, 2018 (8.0% of total revenues).
Research and Development Expenses
For the six months ended June 30, 2019, research and development expenses were $517 million compared to $489 million for the six months ended June 30, 2018. The expenses in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Restructuring Expenses
Restructuring expenses for the six months ended June 30, 2019 were $36 million compared to $8 million for the six months ended June 30, 2018. The expenses in the six months ended June 30, 2019 were primarily attributable to actions by the Company in conjunction with the previously announced launch of a new organization structure focused on operating segments.
Interest Expense
Interest expense was $378 million for the six months ended June 30, 2019 compared to $392 million for the six months ended June 30, 2018. The interest expense attributable to Industrial Activities for the six months ended June 30, 2019, net of interest income and eliminations, was $119 million compared to $181 million in the six months ended June 30, 2018. The decrease was primarily attributable to refinancing and early retirement of certain high yield debt, as well as lower average indebtedness.
Other, net
Other, net expenses were $379 million for the six months ended June 30, 2019 and includes a pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from a healthcare plan modification following a judgement in favor of the Company issued by the United States Supreme Court in April 2018 and foreign exchange losses of $20 million. Other, net expenses were $553 million for the six months ended June 30, 2018 and included a pre-tax gain of $20 million due to the Benefit Modification Amortization and foreign exchange losses of $122 million.
Income Taxes

	Six Months Ended June 30,
	2019	2018
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	903	749
Income tax (expense)	(225)	(181)
Effective tax rate	24.9%	24.2%
Income tax expense for the six months ended June 30, 2019 was $225 million compared to $181 million for the six months ended June 30, 2018. The effective tax rates for the six months ended June 30, 2019 and 2018 were 24.9% and 24.2%, respectively. The higher effective tax rate was primarily caused by the negative impact of changes to our geographic mix of pre-tax earnings, including certain pre-tax losses for which the Company could not currently recognize tax benefits, which were partly offset by net discrete tax benefits. Excluding the impacts of restructuring and the Benefit Modification Amortization, the effective tax rates were 24.3% and 24.1% in the six months ended June 30, 2019 and 2018, respectively.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $13 million and $42 million for the six months ended June 30, 2019 and 2018, respectively.
Net Income
Net income was $691 million in the six months ended June 30, 2019 compared to net income of $610 million in the six months ended June 30, 2018. Net income of $691 million in the six months ended June 30, 2019 included a pre-tax gain of $60 million ($45 million net of tax impact) as a result of the Benefit Modification Amortization and a $36 million restructuring expense. In the six months ended June 30, 2018, net income included $20 million ($15 million net of tax impact) as a result of the Benefit Modification Amortization and a charge of $8 million of restructuring expenses.

Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Six Months Ended June 30,
	2019	2018	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$5,585	$5,891	(5.2)%	(1.2)%
Construction	1,397	1,481	(5.7)%	(2.6)%
Commercial and Specialty Vehicles	5,112	5,384	(5.1)%	2.2%
Powertrain	2,169	2,404	(9.8)%	(3.5)%
Eliminations and other	(1,189)	(1,281)
Total Net sales of Industrial Activities	13,074	13,879	(5.8)%	(0.4)%
Financial Services	993	1,000	(0.7)%	2.8%
Eliminations and other	(43)	(61)
Total Revenues	$14,024	$14,818	(5.4)%	(0.1)%

	Six Months Ended June 30,
	2019	2018	$ Change	2019 Adj EBIT Margin	2018 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$509	$582	$(73)	9.1%	9.9%
Construction	38	33	5	2.7%	2.2%
Commercial and Specialty Vehicles	151	141	10	3.0%	2.6%
Powertrain	198	203	(5)	9.1%	8.4%
Unallocated items, eliminations and other	(91)	(127)	36
Total Industrial Activities	805	832	(27)	6.2%	6.0%
Financial Services	255	284	(29)	25.7%	28.4%
Eliminations and other	—	—	—
Adjusted EBIT	$1,060	$1,116	$(56)	7.6%	7.5%

	Six Months Ended June 30,
	2019	2018	$ Change	2019 Adj EBITDA Margin	2018 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agriculture	$653	$737	$(84)	11.7%	12.5%
Construction	67	64	3	4.8%	4.3%
Commercial and Specialty Vehicles	403	445	(42)	7.9%	8.3%
Powertrain	261	270	(9)	12.0%	11.2%
Unallocated items, eliminations and other	(91)	(126)	35
Total Industrial Activities	1,293	1,390	(97)	9.9%	10.0%
Financial Services	381	413	(32)	38.4%	41.3%
Eliminations and other	—	—	—
Adjusted EBITDA	$1,674	$1,803	$(129)	11.9%	12.2%
Net sales of Industrial Activities were $13,074 million during the six months ended June 30, 2019, down 5.8% compared to the six months ended June 30, 2018 (down 0.4% on a constant currency basis), as a result of unfavorable foreign currency translation and lower sales volume.
Adjusted EBIT of Industrial Activities was $805 million during the six months ended June 30, 2019 compared to $832 million during the six months ended June 30, 2018, with an Adjusted EBIT margin of 6.2%, up 20 basis points compared to the six months ended June 30, 2018.
Adjusted EBITDA of Industrial Activities was $1,293 million during the six months ended June 30, 2019 compared to $1,390 million during the six months ended June 30, 2018, with an Adjusted EBITDA margin of 9.9%, flat compared to the six months ended June 30, 2018.
Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:
Agriculture Sales—by geographic region:

	Six Months Ended June 30,
(in millions, except percentages)	2019	2018	% Change
North America	$1,966	$1,848	6.4%
Europe	2,133	2,291	(6.9)%
South America	720	709	1.6%
Rest of World	766	1,043	(26.6)%
Total	$5,585	$5,891	(5.2)%
Agriculture's net sales decreased 5.2% in the six months ended June 30, 2019 compared to the six months ended June 30, 2018, down 1.2% on a constant currency basis, as a result of lower sales volume in Europe and Rest of World, partially offset by positive price realization performance across all geographies.

For the six months ended June 30, 2019, worldwide industry unit sales for tractors were down 9% compared to the six months ended June 30, 2018, while worldwide industry sales for combines were down 1%. In North America, industry volumes in the over 140 hp tractor market sector were down 4% and combines were down 2%. Industry volumes for under 140 hp tractors in North America were up 1%. European markets were up 11% and down 19% for tractors and combines, respectively. In South America, the tractor market decreased 9% and the combine market increased 12%. Rest of World markets decreased 13% for tractors and increased 4% for combines.
Adjusted EBIT
Adjusted EBIT was $509 million for the six months ended June 30, 2019 ($582 million for the six months ended June 30, 2018), with Adjusted EBIT margin at 9.1%. Positive net price realization was more than offset by unfavorable volume and mix, raw material headwinds and higher production costs and tariffs, as well as higher product development spending compared to the first six months of 2018.
Construction
Net Sales
The following table shows Construction net sales by geographic region for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:
Construction Sales—by geographic region:

	Six Months Ended June 30,
	2019	2018	% Change
North America	$694	$725	(4.3)%
Europe	266	273	(2.6)%
South America	159	169	(5.9)%
Rest of World	278	314	(11.5)%
Total	$1,397	$1,481	(5.7)%
Construction's net sales decreased 5.7% for the six months ended June 30, 2019 compared to the six months ended June 30, 2018, down 2.6% on a constant currency basis, primarily due to selective inventory destocking actions in our North American dealer network, and weaker markets in Rest of World more than offsetting positive price realization across all geographies.
During the six months ended June 30, 2019, Construction’s worldwide compact equipment industry sales were up 5% compared to the six months ended June 30, 2018, while worldwide general equipment industry sales were flat compared to the six months ended June 30, 2018 and worldwide road building and site equipment industry sales were down 7%.
Adjusted EBIT
Adjusted EBIT was $38 million for the six months ended June 30, 2019 (up $5 million compared to the six months ended June 30, 2018), with an Adjusted EBIT margin of 2.7%. The increase in profit was the result of positive net price realization, mainly in North America, more than offsetting higher production costs and tariffs.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

Commercial and Specialty Vehicles Sales—by geographic region:

	Six Months Ended June 30,
(in millions, except percentages)	2019	2018	% Change
North America	$30	$6	n.m.
Europe	4,139	4,328	(4.4)%
South America	307	388	(20.9)%
Rest of World	636	662	(3.9)%
Total	$5,112	$5,384	(5.1)%
Commercial and Specialty Vehicles’ net sales decreased 5.1% in the six months ended June 30, 2019 compared to the six months ended June 30, 2018 (up 2.2% on a constant currency basis). Higher industry volume and favorable product mix, mainly in Europe, were more than offset by the negative impact of foreign currency translation.
During the six months ended June 30, 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 13% compared to the same period in 2018. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 12% and the M&H truck market (GVW ≥7.5 tons) increased 14%. In South America, new truck registrations (GVW ≥3.5 tons) increased 20% over the same period of 2018 with an increase of 50% in Brazil, partially offset by a decrease of 49% in Argentina. In Rest of World, new truck registrations decreased by 8%.
In the six months ended June 30, 2019, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.4%, down 1.5 p.p. compared to the six months ended June 30, 2018. In the six months ended June 30, 2019, trucks' market share in South America was 8.0%, down 2.6 p.p. compared to the six months ended June 30, 2018.
Commercial and Specialty Vehicles delivered approximately 70,500 vehicles (including buses and specialty vehicles) in the six months ended June 30, 2019, representing a 4% decrease compared to the same period of 2018. Volumes were flat in LCV and 16% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were lower 2% in Europe, and decreased 14% and 11% in South America and in Rest of World, respectively.
Adjusted EBIT
Adjusted EBIT was $151 million for the six months ended June 30, 2019, up compared to $141 million in the six months ended June 30, 2018. The increase was the result of positive volume, favorable product mix, and lower selling, general and administrative expenses partially offset by higher product content cost and unfavorable foreign exchange impacts. Adjusted EBIT margin increased 40 bps to 3.0% compared to the six months ended June 30, 2018.
Powertrain
Net Sales
Powertrain's net sales decreased 9.8% in the six months ended June 30, 2019 compared to the six months ended June 30, 2018, down 3.5% on a constant currency basis due to lower sales volume. Sales to external customers accounted for 48% of total net sales (49% in the six months ended June 30, 2018).
During the six months ended June 30, 2019, Powertrain sold approximately 309,200 engines, a decrease of 2% compared to the six months ended June 30, 2018. In terms of major customers, 26% of engine units were supplied to Commercial and Specialty Vehicles, 17% to Agriculture, 5% to Construction and the remaining 52% to external customers. Additionally, Powertrain delivered approximately 35,100 transmissions, a decrease of 11% compared to the six months ended June 30, 2018, and approximately 97,100 axles, a decrease of 4% compared to the six months ended June 30, 2018.
Adjusted EBIT
Adjusted EBIT was $198 million for the six months ended June 30, 2019 ($203 million in the six months ended June 30, 2018). Favorable product mix and manufacturing efficiencies were more than offset by higher product development investments and negative foreign exchange impacts. Adjusted EBIT margin increased 70 bps to 9.1% in the six months ended June 30, 2019.

Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $993 million in the six months ended June 30, 2019, a 0.7% decrease compared to the six months ended June 30, 2018 (up 2.8% on a constant currency basis), primarily due to pricing and negative impact from currency translation, partially offset by higher used equipment sales in North America and higher average portfolios in South America and Rest of World.
Net Income
Net income of Financial Services was $186 million for the six months ended June 30, 2019 compared to $205 million for the six months ended June 30, 2018. The decrease is primarily attributable to pricing and negative impact from currency translation, partially offset by higher average portfolios in South America and Rest of World, improved operating lease performance, as well as lower income taxes.
In the six months ended June 30, 2019, retail loan originations, including unconsolidated joint ventures, were $4.7 billion, relatively flat compared to the six months ended June 30, 2018. The managed portfolio, including unconsolidated joint ventures, was $26.9 billion as of June 30, 2019 (of which retail was 60% and wholesale 40%), up $1.0 billion compared to June 30, 2018 (up $1.3 billion on a constant currency basis).
Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	Six Months Ended June 30,
	2019	2018
	(in millions)
Net income	$691	$610
Income tax expense	225	181
Interest expenses of Industrial Activities, net of interest income and eliminations	119	181
Foreign exchange (gains) losses, net	20	122
Finance and non-service component of Pension and other post-employment benefit costs	(31)	14
Restructuring expenses	36	8
Adjusted EBIT	$1,060	$1,116
Depreciation and Amortization	332	364
Depreciation of assets under operating leases and assets sold with buy-back commitments	282	323
Adjusted EBITDA	$1,674	$1,803

CRITICAL ACCOUNTING POLICIES
See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.
LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.
Cash Flows
During the six months ended June 30, 2019, consolidated cash, cash equivalents and restricted cash decreased by $1,457 million primarily as a result of the seasonal cash used in working capital of $1,859 million, the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 2.75% notes for $621 million (€547 million), and the distribution of annual dividend to CNH Industrial

N.V.'s shareholders for $275 million, partially offset by the issuance of €600 million ($679 billion) in principal amount of 1.75% CNH Industrial Finance Europe S.A. notes due 2027, and the net collections/additions of retail receivables. Cash and cash equivalents of Industrial Activities decreased by $1,223 million, while cash and cash equivalents of Financial Services decreased by $234 million.
Cash Flows of Industrial Activities
Net cash used by operating activities was $161 million in the six months ended June 30, 2019 compared to $393 million provided by operating activities in the six months ended June 30, 2018. The increase in cash usage was primarily due to increased working capital absorption mainly due to higher inventories and lower trade payables.
Net cash used by investing activities was $703 million in the six months ended June 30, 2019 compared to $152 million provided by investing activities in the six months ended June 30, 2018. The increase in cash used by investing activities was primarily due to an increase in net cash payments related to intersegment receivables and payables included in Other changes.
In the six months ended June 30, 2019, net cash used in financing activities was $335 million. In the six months ended June 30, 2018, net cash used in financing activities was $1,248 million, impacted by the repayment of the outstanding CNH Industrial Finance Europe S.A. 6.25% notes for $1,048 million.
Cash Flows of Financial Services
Net cash used in operating activities was $210 million in the six months ended June 30, 2019 compared to $425 million provided by operating activities in the six months ended June 30, 2018. The decrease in cash generated by operating activities was primarily due to an increase in the wholesale receivable portfolio.
Net cash provided by investing activities was $213 million in the six months ended June 30, 2019 (compared to net cash used by investing activities of $581 million in the six months ended June 30, 2018), primarily reflecting an increase in net cash received related to intersegment payables and receivables included in Other changes.
Net cash used by financing activities was $242 million in the six months ended June 30, 2019 compared to $100 million provided by financing activities in the six months ended June 30, 2018. The increase in cash used was primarily due to higher net repayments of debt and an increase in dividends paid.
Debt
Our consolidated debt as of June 30, 2019 and December 31, 2018 is as detailed in the following table:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
	(in millions)
Total Debt	$24,369	$24,445	$6,444	$6,347	$20,791	$20,436
A summary of total debt as of June 30, 2019 and December 31, 2018, is as follows:

	June 30, 2019			December 31, 2018
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$4,921	$3,023	$7,944	$4,888	$2,990	$7,878
Asset-backed debt	—	11,363	11,363	—	11,268	11,268
Other debt	249	4,813	5,062	323	4,976	5,299
Intersegment debt	1,274	1,592	—	1,136	1,202	—
Total Debt	$6,444	$20,791	$24,369	$6,347	$20,436	$24,445

A summary of issued bonds outstanding as of June 30, 2019 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	432	2.875%	September 27, 2021	491
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	85
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.375%	May 23, 2022	569
CNH Industrial Finance Europe S.A. (1)	EUR	500	2.875%	May 17, 2023	569
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	740
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	114
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	569
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	683
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	57
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(56)
Total Industrial Activities					$4,921
Financial Services
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
Hedging effects, bond premium/discount, and unamortized issuance costs					23
Total Financial Services					$3,023

(1)	Bond listed on the Irish Stock Exchange.

(2)	Bond listed on the New York Stock Exchange.

The calculation of Net Debt as of June 30, 2019 and December 31, 2018 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt are shown below:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
	(in millions)
Third party debt(3)	$24,369	$24,445	$5,170	$5,211	$19,199	$19,234
Intersegment notes payable	—	—	1,274	1,136	1,592	1,202
Total Debt (1)	24,369	24,445	6,444	6,347	20,791	20,436
Less:
Cash and cash equivalents	3,659	5,031	3,276	4,553	383	478
Restricted cash	687	772	54	—	633	772
Intersegment notes receivable	—	—	1,592	1,202	1,274	1,136
Derivatives hedging debt	(2)	(8)	(2)	(8)	—	—
Net Debt (Cash) (2)	$20,025	$18,650	$1,524	$600	$18,501	$18,050

(1)
Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,274 million and $1,136 million as of June 30, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,592 million and $1,202 million as of June 30, 2019 and December 31, 2018, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $318 million and $66 million as of June 30, 2019 and December 31, 2018, respectively.

(3)	Includes adjustments related to fair value hedges.
The increase in Net Debt at June 30, 2019 compared to December 31, 2018 mainly reflects seasonal cash absorption related to operating activities, the distribution of the annual dividend to CNH Industrial N.V.'s shareholders for $275 million and the purchase of CNH Industrial N.V. shares for $45 million under the Company buy-back program.
The following table shows the change in Net Debt of Industrial Activities for the six months ended June 30, 2019 and 2018:

(in millions)	2019	2018
Net industrial (debt)/cash at beginning of period	$(600)	$(908)
Adjusted EBITDA of Industrial Activities	1,293	1,390
Cash interest and taxes	(253)	(290)
Changes in provisions and similar(1)	(189)	(279)
Change in working capital	(1,267)	(765)
Operating cash flow of Industrial Activities	(416)	56
Investments in property, plant and equipment, and intangible assets(2)	(180)	(158)
Other changes	(33)	(42)
Free cash flow of Industrial Activities	(629)	(144)
Capital increases and dividends(3)	(323)	(372)
Currency translation differences and other	28	133
Change in Net industrial debt	(924)	(383)
Net Debt of Industrial Activities at end of period	$(1,524)	$(1,291)

(1)	Including other cash flow items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.
For the six months ended June 30, 2019, the Free cash flow of Industrial Activities was an absorption of $629 million, primarily due to the increase in working capital.

The following table shows the change in Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities for the six months ended June 30, 2019 and 2018:

(in millions)	2019	2018
Net cash provided by (used in) Operating Activities	$(503)	$727
Net cash (provided by) used in Operating Activities of Financial Services	210	(425)
Intersegment eliminations	132	91
Net cash (provided by) used in Operating Activities of Industrial Activities	(161)	393
Change in derivatives hedging debt of Industrial Activities	6	(3)
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(261)	(334)
Operating cash flow of Industrial Activities	(416)	56
Investment in property plant and equipment, and intangible assets of Industrial Activities	(180)	(158)
Other changes (1)	(33)	(42)
Free cash flow of Industrial Activities	$(629)	$(144)

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.5 billion at June 30, 2019 ($3.1 billion at December 31, 2018). Total committed secured facilities expiring after twelve months amounted to approximately $4.2 billion at June 30, 2019 ($3.9 billion at December 31, 2018) of which $1.3 billion was available at June 30, 2019 ($0.9 billion at December 31, 2018).

Please refer to “Note 10: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.
CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
SAFE HARBOR STATEMENT
All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS
See “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
RISK FACTORS
See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in this information during the six months ended June 30, 2019. The risks described in the annual report on Form 20-F and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The Company's purchase of its common shares during the three months ended June 30, 2019 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($)(1)(2)
April 1 to April 30, 2019	—	€—	$—	—	$700,000,000
May 1 to May 31, 2019	2,744,122	€7.809	$8.716	2,744,122	$676,082,710
June 1 to June 30, 2019	2,306,140	€8.259	$9.309	2,306,140	$654,614,393
Total	5,050,262			5,050,262	$654,614,393

(1)	On May 24, 2019, the Company announced its intention to restart its buyback program ("the Program"). The Program involves repurchase of up to $700 million in common shares.

(2)
Share repurchases are made on the Mercato Telematico Azionario ("MTA") and have been translated from euros at the exchange rate reported by the European Central Bank on the respective transaction dates.

DEFAULT UPON SENIOR SECURITIES
Not applicable.
MINE SAFETY DISCLOSURES
Not applicable.
OTHER INFORMATION
None.